ING U.S., Inc.
230 Park Avenue
New York, New York

May 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING U.S., Inc. has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the three months ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on May 23, 2013. This disclosure can be found under Part II., Item 5 — Other Information.

Very Truly Yours,

ING U.S., Inc.

By: /s/	Harris Oliner
Name:	Harris Oliner
Title:	Senior Vice President and Corporate Secretary